==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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


                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 11, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                 FORM 51-102F3
                            MATERIAL CHANGE REPORT

ITEM 1        NAME AND ADDRESS OF COMPANY

              Teck Cominco Limited
              Suite 600 - 200 Burrard Street
              Vancouver, British Columbia
              V6C 3L9

ITEM 2        DATE OF MATERIAL CHANGE

              May 8, 2006

ITEM 3        NEWS RELEASE

              A press release with respect to the material change described herein was issued on May 8, 2006 via CNW Group Ltd. and filed on SEDAR. A copy of the press release is attached hereto as Schedule "A".

ITEM 4        SUMMARY OF MATERIAL CHANGE

              On May 8, 2006, Teck Cominco Limited ("Teck Cominco") announced that it will make a C$17.8 billion cash and share offer to acquire all of the outstanding shares of Inco Limited ("Inco"), conditional on, among other things, Inco not completing its announced takeover bid for Falconbridge Ltd. ("Falconbridge").

ITEM 5        FULL DESCRIPTION OF MATERIAL CHANGE

              On May 8, 2006, Teck Cominco announced that it will make a C$17.8 billion cash and share offer (the "Offer") to acquire all of the outstanding shares of Inco, conditional on, among other things, Inco not completing its announced takeover bid for Falconbridge. Inco shareholders will receive C$78.50 per common share in cash or shares: C$28.00 in cash and 0.6293 of a Teck Class B subordinate voting share at full pro ration. The Offer represents a premium of 27.8% and 20.1% to the 30-day volume weighted average price and closing price, respectively, of Inco common shares on the Toronto Stock Exchange as at May 5, 2006.

              Under the terms of the Offer, Inco shareholders will have the right to elect to receive C$78.50 in cash or 0.9776 of a Teck Cominco Class B subordinate voting share plus C$0.05 for each Inco share, subject to pro ration based upon the maximum amount of cash and Teck Cominco Class B subordinate voting shares offered. The maximum amount of cash that Teck Cominco will pay pursuant to the Offer is C$6.36 billion and the maximum number of Teck Cominco Class B subordinate voting shares that Teck Cominco will issue pursuant to the Offer is approximately 143 million. Assuming full pro ration of these maximum amounts, this would result in C$28.00 cash and 0.6293 of a Teck Cominco Class B subordinate voting share per Inco common share.

              Teck Cominco owns approximately 8.9 million Inco common shares, including approximately 5.1 million shares pledged as security for Teck Cominco's outstanding Inco exchangeable debentures due 2021.

              Teck Cominco will finance the cash portion of the Offer using its cash resources and an underwritten bridge facility.

              Full details of the Offer will be included in a formal offer and takeover bid circular to be mailed to Inco shareholders in accordance with applicable securities laws. Teck Cominco intends to apply to the NYSE for a listing of Teck Cominco's Class B subordinate voting shares. This listing is expected to be effective prior to completion of the transaction. Teck Cominco has formally requested a list of Inco's shareholders and will mail the takeover bid documents to Inco shareholders as soon as possible. The Offer will be open for acceptance for at least 60 days following the date of the mailing.

              The Offer will be subject to a number of conditions, including that Inco's announced takeover bid for Falconbridge shall have been withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such bid, and that the Inco/Falconbridge support agreement shall have been terminated in accordance with its terms. Additional conditions will include receipt of all necessary regulatory approvals, absence of material adverse changes and acceptance of the Offer by Inco shareholders owning not less than 66 2/3 percent of the Inco shares on a fully diluted basis. Once the 66 2/3 percent acceptance level is met, Teck Cominco intends to take steps to acquire all the outstanding Inco shares.

              Teck Cominco intends to promptly make the necessary regulatory filings in respect of the Offer with the appropriate authorities, including in Canada, the European Union and the United States. Teck Cominco expects the Offer to receive regulatory approval in the normal course.

ITEM 6        RELIANCE  ON  SUBSECTION  7.1(2) OR (3) OF  NATIONAL  INSTRUMENT
              51-102

              Confidentiality is not requested.

ITEM 7        OMITTED INFORMATION

              Not applicable.

ITEM 8        EXECUTIVE OFFICER

              For  further   information  contact  Peter  Rozee,  Senior  Vice
              President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 640-5223.

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10th day of May, 2006.



                                         TECK COMINCO LIMITED


                                         /s/ Peter Rozee
                                         -------------------------------------
                                         By: Peter Rozee
                                             Senior Vice President, Commercial
                                             Affairs

                                 SCHEDULE "A"

                                                 |        [GRAPHIC OMITTED]
                                                 |     [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |
                                                         EXTERNAL NEWS RELEASE
                                                                      06-08-TC


FOR IMMEDIATE RELEASE: MAY 8, 2006

               TECK COMINCO LIMITED ANNOUNCES C$78.50 PER SHARE
                            OFFER FOR INCO LIMITED


HIGHLIGHTS

    o    INCO  SHAREHOLDERS  TO RECEIVE  C$78.50  PER SHARE IN CASH OR SHARES:
         C$28.00 IN CASH AND 0.6293 OF A TECK COMINCO CLASS B SHARE AT FULL PRO RATION

    o    COMBINATION   OF  TECK   COMINCO  AND  INCO  WILL  CREATE  A  BROADLY
         DIVERSIFIED CANADIAN-BASED MINING COMPANY WITH THE FINANCIAL STRENGTH TO CAPITALIZE ON ITS WORLD-CLASS ASSET PORTFOLIO

    o NEW TECK COMINCO WILL HAVE MARKET-LEADING POSITIONS IN ZINC, NICKEL AND METALLURGICAL COAL AND A SIGNIFICANT PRESENCE IN COPPER, GOLD AND OTHER COMMODITIES

    o    NEW TECK  COMINCO  WILL HAVE AN  EXTENSIVE  PORTFOLIO  OF  LONG-LIFE,
         LOW-COST ASSETS, A WELL-SEQUENCED GROWTH PROFILE AND SUBSTANTIAL CAPACITY TO FUND GROWTH INTERNALLY

    o OFFER REPRESENTS A PREMIUM OF 27.8% AND 20.1% TO THE 30-DAY VOLUME WEIGHTED AVERAGE PRICE AND CLOSING PRICE, RESPECTIVELY, OF INCO SHARES AS AT MAY 5, 2006.

    o TRANSACTION IS EXPECTED TO BE ACCRETIVE TO TECK COMINCO 'S EARNINGS AND CASH FLOW PER SHARE


Vancouver, B.C., May 8, 2006 -- Teck Cominco Limited [TSX:TEK.MV.A and TEK.SV.B] announced today that it will make a C$17.8 billion cash and share offer to acquire all of the outstanding shares of Inco Limited, conditional on Inco not completing its announced takeover bid for Falconbridge Ltd. Inco shareholders will receive C$78.50 per common share in cash or shares: C$28.00 in cash and 0.6293 of a Teck Class B subordinate voting share at full pro ration. The business combination, with a pro forma enterprise value of approximately C$35 billion, will create a broadly diversified Canadian-based mining company with market-leading positions in zinc, nickel and metallurgical coal and a significant presence in copper, gold and other commodities. The offer represents a premium of 27.8% and 20.1% to the 30-day volume weighted average price and closing price, respectively, of Inco common shares on the Toronto Stock Exchange as at May 5, 2006.

Teck Cominco President and Chief Executive Officer, Donald R. Lindsay said:
"This combination of two great mining companies will create a Canadian powerhouse on the world stage, with the financial strength and management skills necessary to capitalize on its existing portfolio of long-life, low-cost operations and its unique portfolio of world-class development projects. Those same strengths will also enable the new Teck Cominco to compete for and develop the world's next generation of great mining assets."

New Teck Cominco will be:

         o    The world's leading zinc miner

         o    The world's second largest nickel miner

         o Through its interest in Elk Valley Coal, the world's second largest producer of seaborne hard coking coal

         o    The world's largest indium producer

         o    An  important  producer  of  copper,  gold,  silver,   platinum,
              palladium, cobalt and molybdenum and specialty metals

         o    A meaningful participant in the Canadian oil sands

Mr. Lindsay said: "We expect the new Teck Cominco's cash flow generation potential to provide substantial internal funding for development of its complementary growth assets. We will be combining two strong management teams. They will lead the integration of the combined company's global workforce. We will work closely with Inco's joint venture partners, in particular at PT Inco and Goro, as well as with aboriginal communities, government officials and other stakeholders to realize the benefits of this transaction."

Dr. Norman B. Keevil, Teck Cominco's Chairman, said: "Over the years, Teck Cominco has grown by executing sound strategic transactions that have built significant shareholder value. The company that will be created by this transaction makes our vision of creating a Canadian-based, leading global mining company a reality."

Under the terms of the offer, Inco shareholders will have the right to elect to receive C$78.50 in cash or 0.9776 of a Teck Cominco Class B subordinate voting share plus C$0.05 for each Inco share, subject to pro ration based upon the maximum amount of cash and Teck Cominco Class B subordinate voting shares offered. The maximum amount of cash that Teck Cominco will pay pursuant to the offer is C$6.36 billion and the maximum number of Teck Cominco Class B subordinate voting shares that Teck Cominco will issue pursuant to the offer is approximately 143 million. Assuming full pro ration of these maximum amounts, this would result in C$28.00 cash and 0.6293 of a Teck Cominco Class B subordinate voting share per Inco common share.

Teck Cominco has been considering the possible combination of Teck Cominco and Inco for some time. Last year, before the proposed Inco/Falconbridge transaction was announced, Teck Cominco had discussions and correspondence with Inco in which Teck Cominco proposed a combination of Teck Cominco and Inco on a basis that would see Inco shareholders receive a premium for their shares. Those discussions did not come to fruition. In October, Inco announced its takeover bid for, and support agreement with, Falconbridge. Teck Cominco owns approximately 8.9 million Inco common shares, including 5.1 million shares pledged as security for Teck Cominco's outstanding Inco exchangeable debentures due 2021.

Mr. Lindsay said: "Our offer presents an attractive opportunity for Inco's shareholders in comparison to the Inco/Falconbridge transaction. Market sentiment indicates that the price required to ultimately acquire Falconbridge may be materially higher than the current Inco bid. Under our offer, Inco shareholders will receive a significant premium for their Inco shares, rather than seeing their company pay a premium to acquire Falconbridge. They will also benefit from an opportunity to participate in a large, diversified company with a strong balance sheet, enhanced dividend yield and outstanding growth potential. We are initially targeting administrative and operating synergies of over C$150 million annually, and will aim for more after we achieve that. As well, Teck Cominco's patented CESL hydrometallurgical technology has the potential to produce significant additional synergies at Inco's operations."

Mr. Lindsay added that: "For Teck Cominco shareholders, this transaction is expected to be accretive to earnings and cash flow per share, and should create substantial long-term shareholder value through increased scale, diversification and growth."

Teck Cominco will finance the cash portion of the offer using its substantial cash resources and an underwritten bridge facility.

Full details of the offer will be included in a formal offer and takeover bid circular to be mailed to Inco shareholders in accordance with applicable securities laws. Teck Cominco intends to apply to the NYSE for a listing of Teck Cominco's Class B subordinate voting shares. This listing is expected to be effective prior to completion of the transaction. Teck Cominco will formally request a list of Inco's shareholders today and will mail the takeover bid documents to Inco shareholders as soon as possible. The offer will be open for acceptance for at least 60 days following the date of the mailing.

The offer will be subject to a number of conditions, including that Inco's announced takeover bid for Falconbridge shall have been withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such bid, and that the Inco/Falconbridge support agreement shall have been terminated in accordance with its terms. Additional conditions will include receipt of all necessary regulatory approvals, absence of material adverse changes and acceptance of the offer by Inco shareholders owning not less than 66(2)/3 percent of the Inco shares on a fully diluted basis. Once the 66(2)/3 percent acceptance level is met, Teck Cominco intends to take steps to acquire all the outstanding Inco shares.

Teck Cominco intends to promptly make the necessary regulatory filings in respect of the offer with the appropriate authorities, including in Canada, the European Union and the United States. Teck Cominco expects the offer to receive regulatory approval in the normal course.

Teck Cominco's financial advisors are BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. Its legal advisors are Lang Michener LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

INVESTOR AND ANALYST CONFERENCE CALL AND WEBCAST

The  investment   community  is  invited  to  participate  in  Teck  Cominco's conference call and webcast as follows:

Monday, May 8, 2006, at 8:15 a.m. (EDT)

Toll Free (North America): 1-866-250-4877

Local/International: +416-644-3416

The live webcast can be accessed by visiting WWW.TECKCOMINCO.COM and clicking on the event title under "Webcasts".

The conference call will be available for replay until Monday, May 15, 2006, by calling 1-877-289-8525 for North American callers and +416-640-1917 for international/local callers. Passcode: 21188418#.

The archival webcast of the presentation will be available via the Internet by visiting WWW.TECKCOMINCO.COM and clicking on the event title under "Webcasts".

MEDIA CONFERENCE

A media conference with Mr. Donald R. Lindsay, President and Chief Executive Officer, will be held as follows:

Monday, May 8, 2006, at 11.00am (EDT) at The Gallery, TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Authorized media representatives who are unable to attend the conference in person may participate by dialing:

Toll Free: 1-866-250-6271

International/Local: +416-849-5556

The  live   webcast  of  this   conference   can  be   accessed   by  visiting
WWW.TECKCOMINCO.COM and clicking on the event title under "Webcasts". This presentation will also be archived on Teck Cominco's website.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission
("SEC"). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR INCO SHARES. These documents will be available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to
(604)687-1117, or by email to: info@teckcominco.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company's development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company's CESL technology in Inco's operations, timing for listing Teck Cominco's Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company's proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco 's and Inco's development projects and other operations, the availability of financing for Teck Cominco 's and Inco's development projects on reasonable terms, Teck Cominco 's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco 's and Inco's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco 's and Inco's reports filed with the US Securities and Exchange Commission ("SEC").

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.


                                     -30-


For additional information, please contact:

Media contact:

Mark Sitter
Edelman
(416) 979-1120, ext 333
(647) 272-1469 - cell
mark.sitter@edelman.com


Investor contact:

Greg Waller
Director Fin. Analysis & Investor Relations
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com